UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): The Bank of Nova Scotia
B.	(1)	This is [check one]:
☑	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this form is being filed:
Name of registrant:	The Bank of Nova Scotia

Form type:	Form CB

File number (if known):	005-85814

Filed by:	The Bank of Nova Scotia

Date filed (if filed concurrently, so indicate):	December 16, 2010 (filed concurrently)
D.	The Filer is incorporated or organized under the laws of
Canada
and has its principal place of business at
44 King St. West, Scotia Plaza, 8th Floor Toronto, Ontario Canada M5H 1H1 Telephone: (416) 866-3672
E.	The Filer designates and appoints Torys LLP (the “Agent”), located at:
237 Park Avenue New York, New York 10017 Attention: Andrew J. Beck Telephone: (212) 880-6000
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in any investigation or administrative proceeding conducted by the Commission.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Filer’s Form CB.
The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.	Not applicable.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 16th day of December, 2010.

Filer:	The Bank of Nova Scotia
	By:	/s/ Deborah Alexander
		Name:	Deborah Alexander
		Title:	Executive Vice-President, General Counsel and Secretary

     This statement has been signed by the following person in the capacity and on the date indicated.

Torys LLP As agent for service of process
By:	/s/ Andrew J. Beck
	Name:	Andrew J. Beck
	Title:	Authorized Signatory

	Date:	December 16, 2010